EXHIBIT 99.1

For immediate release

Sify Technologies Ltd. Announces Non-Compliance with Nasdaq Listing

Requirements due to Resignation of a Director

Chennai, India, June 10, 2025 - Sify Technologies Ltd. (Nasdaq: Sify) (the “Company”), a leading integrated information communications technology (or ICT) Solutions and Services provider in India, notified the Nasdaq Stock Market (“Nasdaq”) on May 21, 2025 that, consequent to the resignation of Dr. Ajay Kumar from the Company’s Board of Directors (the “Board”), the Company was in non-compliance with Nasdaq Listing Rule 5605(b)(1), requiring that the majority of the Board be composed of independent directors, and Nasdaq Listing Rule 5605(c)(2), requiring that there be at least three members of the Board’s audit committee. Dr. Kumar resigned to take charge of a constitutional responsibility pursuant to the order of the Hon'ble President of India.   The Company also indicated its intent to rely on the cure periods in Nasdaq Listing Rules 5605(b)(1)(A) and 5605(c)(4)(B).

Further on June 5, 2025, the Company received a letter from the Listing Qualifications Department of Nasdaq indicating that, due to Dr. Kumar’s resignation, the Company no longer complies with Nasdaq’s independent director and audit committee requirements as set forth in Listing Rule 5605. The notice states that, consistent with Listing Rules 5605(b)(1)(A) and 5605(c)(4), the Company would be provided with a cure period to regain compliance.  Such cure period will last until the earlier of the Company’s next annual shareholders’ meeting, or May 15, 2026; provided that, if the next annual shareholders’ meeting is held before November 11, 2025, then the Company must evidence compliance no later than November 11, 2025.

The Nasdaq notice has no immediate effect on the listing or trading of the Company’s ADSs on the Nasdaq Capital Market.

The Company is actively engaged in identifying and evaluating the appointment of another independent director to the Board to fill the vacancies created by Dr. Kumar’s resignation and to regain compliance with the Nasdaq Listing Rules within the specified cure period.

If at any time before the end of the cure period, the Company complies with the requirements, the Company must submit to Nasdaq documentation, including biographies of any new directors, evidencing compliance with the rules.  In the event the Company does not regain compliance by the end of the cure period, Nasdaq will provide notice to the Company that its ADSs will be subject to delisting. At that time, the Company may appeal the Nasdaq staff’s delisting determination to a Nasdaq Hearings Panel.

Safe Harbor Statement

This release contains certain “forward-looking statements” relating to the Company and its business. These forward-looking statements are often identified by the use of forward-looking terminology such as “expects”, “intends”, “will”, or similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as expected, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2025, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

About Sify Technologies

A multiple year award winner of the Golden Peacock from the Institute of Directors for Corporate Governance, Sify Technologies is India’s most comprehensive ICT service & solution provider. With Digital and AI at the core of our solutions portfolio, Sify is focused on the changing ICT requirements of the emerging Digital economy and the resultant demands from large, mid and small-sized businesses.

Sify’s infrastructure comprising state-of-the-art Data Centers, the largest MPLS network, partnership with global technology majors and deep expertise in business transformation solutions modelled on the cloud, make it the first choice of start-ups, SMEs and even large Enterprises on the verge of a revamp.

More than 10000 businesses across multiple verticals have taken advantage of our unassailable trinity of Data Centers, Networks and Digital services and conduct their business seamlessly from more than 1700 cities in India. Internationally, Sify has presence across North America, the United Kingdom and Singapore. Sify, www.sify.com, Sify Technologies and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited.

For further information, please contact:

Sify Technologies Limited Praveen Krishna Investor Relations & Public Relations +91 9840926523 praveen.krishna@sifycorp.com	20:20 Media Nikhila Kesavan +91 9840124036 nikhila.kesavan@2020msl.com	Weber Shandwick Lucia Domville +1-212 546-8260 LDomville@webershandwick.com